CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use of our reports in this Registration Statement on Form N-2 dated May 30, 2019, relating to the financial statements and financial highlights of Hatteras Core Alternatives Fund, L.P. and Hatteras Core Alternatives Institutional Fund, L.P. and the consolidated financial statements and financial highlights of Hatteras Core Alternatives TEI Fund, L.P. and Hatteras Core Alternatives TEI Institutional Fund, L.P. (collectively the “Funds”) and the financial statements and financial highlights of Hatteras Master Fund, L.P., for the year ended March 31, 2019, and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Committees” and “Independent Registered Public Accounting Firm and Legal Counsel” in the Statement of Additional Information.

/s/Cohen & Company, Ltd.
Cohen & Company, Ltd.

Cleveland, Ohio

June 18, 2019